UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
Booz Allen Hamilton Holding Corporation
(Name of Issuer)
Class A Common Stock, $.01 par value

(Title of Class of Securities)
099502106

(CUSIP Number)
Jeffrey Ferguson
The Carlyle Group
1001 Pennsylvania Avenue, NW
Suite 220 South
Washington, D.C. 20004
(202) 729-5626
with copies to:
Douglas S. Manya
Booz Allen Hamilton Inc.
8283 Greensboro Drive
McLean, Virginia 22102
(703) 902-5000
Matthew E. Kaplan
Debevoise & Plimpton LLP
919 Third Avenue
New York, New York 10022
(212) 909-6000

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
November 17, 2010

(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

CUSIP No.	099502106	13 D

1	NAME OF REPORTING PERSON. Explorer Coinvest LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		106,684,835(1) shares

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0 shares

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		95,660,000 shares

WITH	10	SHARED DISPOSITIVE POWER

0 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

106,684,835(1) shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11);

88.4%(1)(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO (Limited Liability Company)
(1) Includes 11,024,835 shares over which Explorer Coinvest LLC holds a voting proxy with respect to certain matters. See “Item 6—Irrevocable Proxy and Tag-Along Agreements.”
(2) All share percentage calculations in this Schedule 13D are based on 120,684,835 outstanding shares of Class A common stock.

CUSIP No.	099502106	13 D

1	NAME OF REPORTING PERSON. Carlyle Partners V US, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		0 shares

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		106,684,835(1) shares

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0 shares

WITH	10	SHARED DISPOSITIVE POWER

95,660,000 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

106,684,835(1) shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11);

88.4%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN
(1) Includes 11,024,835 shares over which Explorer Coinvest LLC holds a voting proxy with respect to certain matters. See “Item 6—Irrevocable Proxy and Tag-Along Agreements.”

CUSIP No.	099502106	13 D

1	NAME OF REPORTING PERSON. TC Group V US, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		0 shares

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		106,684,835(1) shares

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0 shares

WITH	10	SHARED DISPOSITIVE POWER

95,660,000 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

106,684,835(1) shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11);

88.4%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN
(1) Includes 11,024,835 shares over which Explorer Coinvest LLC holds a voting proxy with respect to certain matters. See “Item 6—Irrevocable Proxy and Tag-Along Agreements.”

CUSIP No.	099502106	13 D

1	NAME OF REPORTING PERSON. TC Group V US, L.L.C.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		0 shares

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		106,684,835(1) shares

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0 shares

WITH	10	SHARED DISPOSITIVE POWER

95,660,000 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

106,684,835(1) shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11);

88.4%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO (Limited Liability Company)
(1) Includes 11,024,835 shares over which Explorer Coinvest LLC holds a voting proxy with respect to certain matters. See “Item 6—Irrevocable Proxy and Tag-Along Agreements.”

CUSIP No.	099502106	13 D

1	NAME OF REPORTING PERSON. TC Group Investment Holdings, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		0 shares

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		106,684,835(1) shares

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0 shares

WITH	10	SHARED DISPOSITIVE POWER

95,660,000 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

106,684,835(1) shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11);

88.4%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN
(1) Includes 11,024,835 shares over which Explorer Coinvest LLC holds a voting proxy with respect to certain matters. See “Item 6—Irrevocable Proxy and Tag-Along Agreements.”

CUSIP No.	099502106	13 D

1	NAME OF REPORTING PERSON. TCG Holdings II, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		0 shares

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		106,684,835(1) shares

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0 shares

WITH	10	SHARED DISPOSITIVE POWER

95,660,000 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

106,684,835(1) shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11);

88.4%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN
(1) Includes 11,024,835 shares over which Explorer Coinvest LLC holds a voting proxy with respect to certain matters. See “Item 6—Irrevocable Proxy and Tag-Along Agreements.”

CUSIP No.	099502106	13 D

1	NAME OF REPORTING PERSON. DBD Investors V, L.L.C.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		0 shares

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		106,684,835(1) shares

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0 shares

WITH	10	SHARED DISPOSITIVE POWER

95,660,000 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

106,684,835(1) shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11);

88.4%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO (Limited Liability Company)
(1) Includes 11,024,835 shares over which Explorer Coinvest LLC holds a voting proxy with respect to certain matters. See “Item 6—Irrevocable Proxy and Tag-Along Agreements.”

CUSIP No.	099502106	13 D

1	NAME OF REPORTING PERSON. Ralph W. Shrader

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

	7	SOLE VOTING POWER

NUMBER OF		55,980(1) shares

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,461,353(1) shares

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		55,980(1) shares

WITH	10	SHARED DISPOSITIVE POWER

1,461,353(1) shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,517,333(1) shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☑(1)

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11);

1.3%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
(1) Includes shares pursuant to which the reporting person has granted a voting proxy with respect to certain matters to Explorer Coinvest LLC. See “Item 6—Irrevocable Proxy and Tag-Along Agreements.” Excludes shares of common stock beneficially owned by the other parties to the Amended and Restated Stockholders Agreement, dated as of November 8, 2010 (the “Stockholders Agreement”). The reporting person disclaims beneficial ownership of such excluded shares. See “Item 6—Stockholders Agreement.”

CUSIP No.	099502106	13 D

1	NAME OF REPORTING PERSON. CG Appleby

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

	7	SOLE VOTING POWER

NUMBER OF		1,487,333(1) shares

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0 shares

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,487,333(1) shares

WITH	10	SHARED DISPOSITIVE POWER

0 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,487,333(1) shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☑(1)

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11);

1.2%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
(1) Includes shares over which the reporting person has granted a voting proxy with respect to certain matters to Explorer Coinvest LLC. See “Item 6—Irrevocable Proxy and Tag-Along Agreements.” Excludes shares of common stock beneficially owned by the other parties to the Stockholders Agreement. The reporting person disclaims beneficial ownership of such excluded shares. See “Item 6—Stockholders Agreement.”

CUSIP No.	099502106	13 D

1	NAME OF REPORTING PERSON. Joseph E. Garner

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

	7	SOLE VOTING POWER

NUMBER OF		586,043(1) shares

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0 shares

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		586,043(1) shares

WITH	10	SHARED DISPOSITIVE POWER

0 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

586,043(1) shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☑(1)

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11);

0.5%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
(1) Includes shares over which the reporting person has granted a voting proxy with respect to certain matters to Explorer Coinvest LLC. See “Item 6—Irrevocable Proxy and Tag-Along Agreements.” Excludes shares of common stock beneficially owned by the other parties to the Stockholders Agreement. The reporting person disclaims beneficial ownership of such excluded shares. See “Item 6—Stockholders Agreement.”

CUSIP No.	099502106	13 D

1	NAME OF REPORTING PERSON. Francis J. Henry, Jr.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

	7	SOLE VOTING POWER

NUMBER OF		109,173(1) shares

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		107,510(1) shares

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		109,173(1) shares

WITH	10	SHARED DISPOSITIVE POWER

107,510(1) shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

216,683(1) shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☑(1)

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11);

0.2%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
(1) Includes shares over which the reporting person has granted a voting proxy with respect to certain matters to Explorer Coinvest LLC. See “Item 6—Irrevocable Proxy and Tag-Along Agreements.” Excludes shares of common stock beneficially owned by the other parties to the Stockholders Agreement. The reporting person disclaims beneficial ownership of such excluded shares. See “Item 6—Stockholders Agreement.”

CUSIP No.	099502106	13 D

1	NAME OF REPORTING PERSON. Lloyd Howell, Jr.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

	7	SOLE VOTING POWER

NUMBER OF		45,990(1) shares

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		36,990(1) shares

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		45,990(1) shares

WITH	10	SHARED DISPOSITIVE POWER

36,990(1) shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

82,980(1) shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☑(1)

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11);

0.1%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
(1) Includes shares over which the reporting person has granted a voting proxy with respect to certain matters to Explorer Coinvest LLC. See “Item 6—Irrevocable Proxy and Tag-Along Agreements.” Excludes shares of common stock beneficially owned by the other parties to the Stockholders Agreement. The reporting person disclaims beneficial ownership of such excluded shares. See “Item 6—Stockholders Agreement.”

CUSIP No.	099502106	13 D

1	NAME OF REPORTING PERSON. Joseph Logue

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

	7	SOLE VOTING POWER

NUMBER OF		73,980(1) shares

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0 shares

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		73,980(1) shares

WITH	10	SHARED DISPOSITIVE POWER

0 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

73,980(1) shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☑(1)

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11);

0.1%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
(1) Includes shares over which the reporting person has granted a voting proxy with respect to certain matters to Explorer Coinvest LLC. See “Item 6—Irrevocable Proxy and Tag-Along Agreements.” Excludes shares of common stock beneficially owned by the other parties to the Stockholders Agreement. The reporting person disclaims beneficial ownership of such excluded shares. See “Item 6—Stockholders Agreement.”

CUSIP No.	099502106	13 D

1	NAME OF REPORTING PERSON. Joseph W. Mahaffee

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

	7	SOLE VOTING POWER

NUMBER OF		232,326(1) shares

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0 shares

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		232,326(1) shares

WITH	10	SHARED DISPOSITIVE POWER

0 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

232,326(1) shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☑(1)

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11);

0.2%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
(1) Includes shares over which the reporting person has granted a voting proxy with respect to certain matters to Explorer Coinvest LLC. See “Item 6—Irrevocable Proxy and Tag-Along Agreements.” Excludes shares of common stock beneficially owned by the other parties to the Stockholders Agreement. The reporting person disclaims beneficial ownership of such excluded shares. See “Item 6—Stockholders Agreement.”

CUSIP No.	099502106	13 D

1	NAME OF REPORTING PERSON. John D. Mayer

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

	7	SOLE VOTING POWER

NUMBER OF		222,376(1) shares

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0 shares

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		222,376(1) shares

WITH	10	SHARED DISPOSITIVE POWER

0 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

222,376(1) shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☑(1)

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11);

0.2%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
(1) Includes shares over which the reporting person has granted a voting proxy with respect to certain matters to Explorer Coinvest LLC. See “Item 6—Irrevocable Proxy and Tag-Along Agreements.” Excludes shares of common stock beneficially owned by the other parties to the Stockholders Agreement. The reporting person disclaims beneficial ownership of such excluded shares. See “Item 6—Stockholders Agreement.”

CUSIP No.	099502106	13 D

1	NAME OF REPORTING PERSON. John M. McConnell

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

	7	SOLE VOTING POWER

NUMBER OF		91,660(1) shares

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0 shares

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		91,660(1) shares

WITH	10	SHARED DISPOSITIVE POWER

0 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

91,660(1) shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☑(1)

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11);

0.1%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
(1) Includes shares over which the reporting person has granted a voting proxy with respect to certain matters to Explorer Coinvest LLC. See “Item 6—Irrevocable Proxy and Tag-Along Agreements.” Excludes shares of common stock beneficially owned by the other parties to the Stockholders Agreement. The reporting person disclaims beneficial ownership of such excluded shares. See “Item 6—Stockholders Agreement.”

CUSIP No.	099502106	13 D

1	NAME OF REPORTING PERSON. Robert S. Osborne

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

	7	SOLE VOTING POWER

NUMBER OF		39,050(1) shares

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0 shares

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		39,050(1) shares

WITH	10	SHARED DISPOSITIVE POWER

0 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

39,050(1) shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☑(1)

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11);

0.0%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
(1) Includes shares over which the reporting person has granted a voting proxy with respect to certain matters to Explorer Coinvest LLC. See “Item 6—Irrevocable Proxy and Tag-Along Agreements.” Excludes shares of common stock beneficially owned by the other parties to the Stockholders Agreement. The reporting person disclaims beneficial ownership of such excluded shares. See “Item 6—Stockholders Agreement.”

CUSIP No.	099502106	13 D

1	NAME OF REPORTING PERSON. Patrick F. Peck

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

	7	SOLE VOTING POWER

NUMBER OF		91,980(1) shares

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		9,540(1) shares

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		91,980(1) shares

WITH	10	SHARED DISPOSITIVE POWER

9,540(1) shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

101,520(1) shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☑(1)

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11);

0.1%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
(1) Includes shares over which the reporting person has granted a voting proxy with respect to certain matters to Explorer Coinvest LLC. See “Item 6—Irrevocable Proxy and Tag-Along Agreements.” Excludes shares of common stock beneficially owned by the other parties to the Stockholders Agreement. The reporting person disclaims beneficial ownership of such excluded shares. See “Item 6—Stockholders Agreement.”

CUSIP No.	099502106	13 D

1	NAME OF REPORTING PERSON. Horacio D. Rozanski

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

	7	SOLE VOTING POWER

NUMBER OF		96,880(1) shares

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0 shares

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		96,880(1) shares

WITH	10	SHARED DISPOSITIVE POWER

0 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

96,880(1) shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☑(1)

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11);

0.1%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
(1) Includes shares over which the reporting person has granted a voting proxy with respect to certain matters to Explorer Coinvest LLC. See “Item 6—Irrevocable Proxy and Tag-Along Agreements.” Excludes shares of common stock beneficially owned by the other parties to the Stockholders Agreement. The reporting person disclaims beneficial ownership of such excluded shares. See “Item 6—Stockholders Agreement.”

CUSIP No.	099502106	13 D

1	NAME OF REPORTING PERSON. Samuel R. Strickland

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

	7	SOLE VOTING POWER

NUMBER OF		359,840(1) shares

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0 shares

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		359,840(1) shares

WITH	10	SHARED DISPOSITIVE POWER

0 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

359,840(1) shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☑(1)

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11);

0.3%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
(1) Includes shares over which the reporting person has granted a voting proxy with respect to certain matters to Explorer Coinvest LLC. See “Item 6—Irrevocable Proxy and Tag-Along Agreements.” Excludes shares of common stock beneficially owned by the other parties to the Stockholders Agreement. The reporting person disclaims beneficial ownership of such excluded shares. See “Item 6—Stockholders Agreement.”

Item 1. Security and Issuer
     This Schedule 13D relates to the Class A common stock, par value $0.01 per share (the “Class A common stock”), of Booz Allen Hamilton Holding Corporation (the “Company”). The address of the principal executive officers of the Company is 8283 Greensboro Drive, McLean, Virginia 22102.
Item 2. Identity and Background
     The identity and background of the following persons filing this Schedule 13D (each a “Reporting Person,” and collectively, the “Reporting Persons”) is as follows:

Jurisdiction of
	Address of		Organization/
Name	Business/Principal Office	Principal Business/Occupation	Citizenship
Explorer Coinvest	c/o The Carlyle Group	Private investment company	Delaware
LLC	1001 Pennsylvania Ave. NW,
Suite 220 South,
Washington DC 20004

Carlyle Partners V	c/o The Carlyle Group	Private investment fund and	Delaware
US, L.P.	1001 Pennsylvania Ave. NW,	managing member of Explorer
	Suite 220 South,	Coinvest LLC
Washington DC 20004

TC Group V US,	c/o The Carlyle Group	Private investment fund and sole	Delaware
L.P.	1001 Pennsylvania Ave. NW,	general partner of Carlyle Partners
	Suite 220 South,	V US, L.P.
Washington DC 20004

TC Group V US,	c/o The Carlyle Group	Sole general partner of TC Group	Delaware
L.L.C.	1001 Pennsylvania Ave. NW,	V US, L.P.
Suite 220 South,
Washington DC 20004

TC Group	c/o The Carlyle Group	Managing member of TC Group V	Delaware
Investment	1001 Pennsylvania Ave. NW,	US, L.L.C.
Holdings, L.P.	Suite 220 South,
Washington DC 20004

TCG Holdings II,	c/o The Carlyle Group	Sole general partner of TC Group	Delaware
L.P.	1001 Pennsylvania Ave. NW,	Investment Holdings, L.P.
Suite 220 South,
Washington DC 20004

Jurisdiction of
	Address of		Organization/
Name	Business/Principal Office	Principal Business/Occupation	Citizenship
DBD Investors V,	c/o The Carlyle Group	Sole general partner of TCG	Delaware
L.L.C	1001 Pennsylvania Ave. NW,	Holdings II, L.P. and, in such
(together with	Suite 220 South,	capacity, exercises investment
Explorer Coinvest LLC, Carlyle Partners V US, L.P., TC Group V US, L.P., TC Group V US, L.L.C., TC Group Investment Holdings, L.P. and TCG Holdings II, L.P., the “Carlyle entities”)	Washington DC 20004	discretion and control over the shares beneficially owned by Explorer Coinvest LLC. DBD Investors V, L.L.C. is managed by a three-person managing board and all board action relating to the voting or disposition of these shares requires approval of a majority of the board. The members of the managing board, William E. Conway, Jr., Daniel A. D’Aniello and David M. Rubenstein, disclaim beneficial ownership of these shares.

CG Appleby	c/o Booz Allen Hamilton Holding Corporation 8283 Greensboro Drive McLean, Virginia 22102	General Counsel and Secretary of the Company	United States of America

Joseph E. Garner	c/o Booz Allen Hamilton Holding Corporation 8283 Greensboro Drive McLean, Virginia 22102	Executive Vice President of the Company	United States of America

Francis J. Henry, Jr.	c/o Booz Allen Hamilton Holding Corporation 8283 Greensboro Drive McLean, Virginia 22102	Executive Vice President of the Company	United States of America

Lloyd Howell, Jr.	c/o Booz Allen Hamilton Holding Corporation 8283 Greensboro Drive McLean, Virginia 22102	Executive Vice President of the Company	United States of America

Joseph Logue	c/o Booz Allen Hamilton Holding Corporation 8283 Greensboro Drive McLean, Virginia 22102	Executive Vice President of the Company	United States of America

Joseph W. Mahaffee	c/o Booz Allen Hamilton Holding Corporation 8283 Greensboro Drive McLean, Virginia 22102	Executive Vice President of the Company	United States of America

John D. Mayer	c/o Booz Allen Hamilton Holding Corporation 8283 Greensboro Drive McLean, Virginia 22102	Executive Vice President of the Company	United States of America

Jurisdiction of
	Address of		Organization/
Name	Business/Principal Office	Principal Business/Occupation	Citizenship
John M. McConnell	c/o Booz Allen Hamilton	Executive Vice President of the	United States of America
	Holding Corporation	Company
8283 Greensboro Drive
McLean, Virginia 22102

Robert S. Osborne	c/o Booz Allen Hamilton Holding Corporation 8283 Greensboro Drive McLean, Virginia 22102	Executive General Counsel of the Company	United States of America

Patrick F. Peck	c/o Booz Allen Hamilton Holding Corporation 8283 Greensboro Drive McLean, Virginia 22102	Executive Vice President of the Company	United States of America

Horacio D. Rozanski	c/o Booz Allen Hamilton Holding Corporation 8283 Greensboro Drive McLean, Virginia 22102	Chief Strategy and Talent Officer of the Company	United States of America

Ralph W. Shrader	c/o Booz Allen Hamilton Holding Corporation 8283 Greensboro Drive McLean, Virginia 22102	Chairman of the Board, President and Chief Executive Officer of the Company	United States of America

Samuel R. Strickland	c/o Booz Allen Hamilton Holding Corporation 8283 Greensboro Drive McLean, Virginia 22102	Chief Financial Officer and Director of the Company	United States of America
     To the knowledge of the Carlyle entities, the name, business address, citizenship and principal occupation or employment of each director and officer of each of the Carlyle entities and any other information concerning the Carlyle entities required to be disclosed in response to General Instruction C to Schedule 13D are set forth in Schedule A and incorporated herein by reference.
     The agreement among the Reporting Persons relating to the joint filing of this Schedule 13D is filed as Exhibit 99.1 hereto.
     None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Item 3. Source and Amount of Funds or Other Consideration
     With respect to the Carlyle entities, in connection with the acquisition described below, on May 15, 2008, Carlyle Partners V U.S., L.P. acquired 10,000 shares of Class A common stock for $10.00 and on July 30, 2008, Explorer Coinvest LLC acquired 95,650,000 shares of Class A common stock for $956.5 million in cash funded though capital contributions from the members of Explorer Coinvest LLC.
     With respect to the individual Reporting Persons, they acquired shares of Class A common stock: (1) by exchanging shares of Booz Allen Hamilton Inc. and options to acquire shares of Booz Allen Hamilton Inc. for the Company’s Class A common stock, Class C common stock and options to acquire Class A common stock in connection with the acquisition described below; and/or (2) in connection with options received as compensation, using personal funds to pay the exercise price of shares acquired on exercise; or (3) in the case of Mr. Osborne, by purchasing 39,050 shares of Class A common stock for approximately $500,000 funded through personal funds.
Item 4. Purpose of Transaction
     On July 31, 2008, Booz Allen Hamilton Inc. (“Booz Allen Hamilton”) was indirectly acquired by Explorer Coinvest LLC, an entity controlled by investment funds affiliated with The Carlyle Group, pursuant to an Agreement and Plan of Merger, dated as of May 15, 2008, and subsequently amended, by and among Booz Allen Hamilton, the Company (formerly known as Explorer Holding Corporation), which was majority owned by Explorer Coinvest LLC, Booz Allen Hamilton Investor Corporation (formerly known as Explorer Investor Corporation) (“Booz Allen Investor”), a wholly owned subsidiary of the Company, Explorer Merger Sub Corporation, a wholly-owned subsidiary of Booz Allen Investor, and Booz & Company. Under the terms of the merger agreement, the acquisition of Booz Allen Hamilton was achieved through the merger of Explorer Merger Sub Corporation into Booz Allen Hamilton, with Booz Allen Hamilton as the surviving corporation. As a result of the merger, Booz Allen Hamilton became a direct subsidiary of Booz Allen Investor and an indirect wholly-owned subsidiary of the Company. This is referred to as the “acquisition.” The Carlyle entities acquired the Company’s Class A common stock through Explorer Coinvest LLC in connection with the acquisition as an investment in the regular course of their business, and as a result acquired the Company’s Class A common stock in the ordinary course of their business.
     The individual Reporting Persons acquired the Company’s Class A common stock in exchange for equity of Booz Allen Hamilton in connection with the acquisition, and/or in connection with the exercise of options received as compensation or through purchases, in each case as personal investments.
     (a) The Reporting Persons intend to re-examine their investment from time to time and, depending on prevailing market conditions, other investment opportunities, liquidity requirements or other investment considerations the Reporting Persons deem material, the Reporting Persons may from time to time acquire additional securities of the Company or dispose all or a portion of the Company’s securities, in each case in open market or privately negotiated transactions, and/or enter into derivative transactions with institutional counterparties with respect to the Company’s securities.
     The individual Reporting Persons hold options to purchase Class A common stock. Certain of the options are required to be exercised on specified dates. The individual Reporting Persons who hold such options intend to exercise such options and acquire the underlying shares on the specified exercise dates. Other options, once vested, may be exercised at any time during the life of the options. The individual Reporting Persons may exercise such options and acquire the underlying shares from time to time. The individual Reporting Persons may also receive grants of restricted shares of Class A common stock and/or additional options to acquire shares of Class A common stock from time to time in connection with their employment by the Company.
     (d) The Company’s Audit Committee currently consists of one independent director, Mr. Odeen. Rule 10A-3 of the Securities and Exchange Act of 1934, as amended, requires the Company to have a majority of independent audit committee members within 90 days and all independent audit committee members (within the meaning of Rule 10A-3) within one year of the effectiveness of the registration statement relating to the Company’s initial public offering. The Company intends to comply with these independence requirements within the appropriate time periods.
     (e) The Company intends to explore opportunities to refinance, in part or in whole, its outstanding indebtedness under its senior credit facilities and mezzanine credit facility on more favorable terms. In connection with any such refinancing, the Company may use a portion of its cash resources to repay a portion of the debt balance outstanding under those facilities. In addition, from time to time the Company will evaluate alternative uses for excess cash resources, including funding acquisitions or repurchasing outstanding shares of common stock.
     (a)-(j) In addition, pursuant to the Stockholders Agreement and the irrevocable proxy and tag-along agreements described below, the Carlyle entities have a controlling influence over all matters presented to stockholders for approval, including the election and removal of directors of the Company and change of control transactions. Therefore, they may suggest or take a position with respect to potential changes in the business, operations, board composition, management, capital structure, strategy and future plans of the Company and such suggestions or positions may include, but are not limited to, one or more plans or proposals that relate to or would result in any of the actions required to be reported herein, including, but not limited to, such matters as: disposing of one or more businesses; selling the Company or acquiring another company or business; changing operating or marketing strategies; adopting, modifying, or eliminating certain types of anti-takeover measures; restructuring the Company’s capitalization; reviewing dividend and compensation policies; entering into agreements with third parties relating to the acquisition of securities issued or to be issued by the Company; and entering into agreements with the management of the Company relating to the acquisition of shares by members of management, the issuance of options to management or their employment by the Company. Furthermore, the individual Reporting Persons are executive officers of the Company and, as such, may also influence the business, operations, management, capital structure, strategy and future plans of the Company.
     Except as described herein, the Reporting Persons have no present plans or proposals that relate to or would result in any of the actions described in Item 4(a) through (j) of Schedule 13D.
Item 5. Interest in Securities of the Issuer
     (a)-(b) The responses of each of the Reporting Persons with respect to Rows 11, 12 and 13 of the cover pages of this Schedule 13D that relate to the aggregate number and percentage of Class A common stock (including but not limited to footnotes to such information) are incorporated herein by reference. Such percentages were calculated based on 120,684,835 outstanding shares of Class A common stock.
     The responses of each of the Reporting Persons with respect to Rows 7, 8, 9 and 10 of the cover pages of this Schedule 13D that relate to the number of shares as to which each of the persons or entities referenced in Item 2 above has sole power or shared power to vote or to direct the vote and sole or shared power to dispose or to direct the disposition (including but not limited to footnotes to such information) are incorporated herein by reference.
     Each of Explorer Coinvest LLC, Carlyle Partners V US, L.P., TC Group V US, L.P., TC Group V US, L.L.C., TC Group Investment Holdings, L.P., TCG Holdings II, L.P. and DBD Investors V, L.L.C. may be deemed to beneficially own 106,684,835 shares of Class A common stock, including 95,660,000 shares of Class A common stock owned directly by Explorer Coinvest LLC and 11,024,835 shares of Class A common stock over which Explorer Coinvest LLC holds an irrevocable proxy that entitles it to vote the shares with respect to certain matters. See “Item 6—Irrevocable Proxy and Tag-Along Agreements.” Carlyle Partners V US, L.P. is the managing member of Explorer Coinvest LLC. TC Group V US, L.P. is the sole general partner of Carlyle Partners V US, L.P. TC Group V US, L.L.C. is the sole general partner of TC Group V US, L.P. TC Group Investment Holdings, L.P. is the managing member of TC Group V US, L.L.C. TCG Holdings II, L.P. is the sole general partner of TC Group Investment Holdings, L.P. DBD Investors V, L.L.C. is the sole general partner of TCG Holdings II, L.P. and, in such capacity, exercises investment discretion and control of the shares beneficially owned by Explorer Coinvest LLC. Each of Carlyle Partners V US, L.P., TC Group V US, L.P., TC Group V US, L.L.C., TC Group Investment Holdings, L.P., TCG Holdings II, L.P. and DBD Investors V, L.L.C. disclaim beneficial ownership of the shares reported herein except to the extent of its pecuniary interest therein. DBD Investors V, L.L.C. is managed by a three-person managing board, and all board action relating to the voting or disposition of these shares requires approval of a majority of the board. The members of the managing board are William E. Conway, Jr., Daniel A. D’Aniello and David M. Rubenstein, all of whom disclaim beneficial ownership of these shares.
     Dr. Shrader may be deemed to beneficially own an aggregate of 1,517,333 shares of Class A common stock, including (i) 1,356,900 shares of Class A common stock held by the Ralph W. Shrader Revocable Trust, (ii) 104,453 shares of Class A common stock issuable upon conversion of an equal number of shares of Class C common stock held by the Ralph W. Shrader Revocable Trust that may be converted within 60 days, and (iii) 55,980 shares of Class A common stock issuable upon the exercise of options that may be exercised within 60 days. Dr. Shrader shares investment power and voting power over the 1,461,353 shares held by the Ralph W. Shrader Revocable Trust with his wife, Janice W. Shrader.
     Mr. Appleby may be deemed to beneficially own an aggregate of 1,487,333 shares of Class A common stock, including (i) 1,326,900 shares of Class A common stock, (ii) 104,453 shares of Class A common stock issuable upon conversion of an equal number of shares of Class C common stock that may be converted within 60 days, and (iii) 55,980 shares of Class A common stock issuable upon the exercise of options that may be exercised within 60 days.
     Mr. Garner may be deemed to beneficially own an aggregate of 586,043 shares of Class A common stock, including (i) 440,130 shares of Class A common stock, (ii) 89,933 shares of Class A common stock issuable upon conversion of an equal number of shares of Class C common stock that may be converted within 60 days, and (iii) 55,980 shares of Class A common stock issuable upon the exercise of options that may be exercised within 60 days.
     Mr. Henry may be deemed to beneficially own an aggregate of 216,683 shares of Class A common stock, including (i) 107,510 shares of Class A common stock held by the Francis J. Henry, Jr. Trust, (ii) 26,193 shares of Class A common stock issuable upon conversion of an equal number of shares of Class C common stock that may be converted within 60 days, and (iii) 82,980 shares of Class A common stock issuable upon the exercise of options that may be exercised within 60 days. Mr. Henry shares investment and voting power over the shares held by the Francis J. Henry, Jr. Trust with his wife, Stephanie J. Henry.
     Mr. Howell may be deemed to beneficially own an aggregate of 82,980 shares of Class A common stock, including (i) 36,990 shares of Class A common stock held by the Lloyd Howell, Jr. Trust and (ii) 45,990 shares of Class A common stock issuable upon the exercise of options that may be exercised within 60 days. Mr. Howell shares investment and voting power over the shares held by the Lloyd Howell, Jr. Trust with his wife, Patricia S. Howell.
     Mr. Logue may be deemed to beneficially own an aggregate of 73,980 shares of Class A common stock issuable upon the exercise of options that may be exercised within 60 days.
     Mr. Mahaffee may be deemed to beneficially own an aggregate of 232,326 shares of Class A common stock, including (i) 114,120 shares of Class A common stock held by the Joseph W. Mahaffee Revocable Trust, (ii) 26,226 shares of Class A common stock issuable upon conversion of an equal number of shares of Class C common stock that may be converted within 60 days, and (iii) 91,980 shares of Class A common stock issuable upon the exercise of options that may be exercised within 60 days. Mr. Mahaffee is the sole trustee of the Joseph W. Mahaffee Revocable Trust and has sole investment power and voting power over the shares held by the trust.
     Mr. Mayer may be deemed to beneficially own an aggregate of 222,376 shares of Class A common stock, including (i) 107,510 shares of Class A common stock, (ii) 40,886 shares of Class A common stock issuable upon conversion of an equal number of shares of Class C common stock that may be converted within 60 days, and (iii) 73,980 shares of Class A common stock issuable upon the exercise of options that may be exercised within 60 days.
     Mr. McConnell may be deemed to beneficially own an aggregate of 91,660 shares of Class A common stock issuable upon the exercise of options that may be exercised within 60 days.
     Mr. Osborne beneficially owns an aggregate of 39,050 shares of Class A common stock held directly.
     Mr. Peck may be deemed to beneficially own an aggregate of 101,520 shares of Class A common stock, including (i) 9,540 shares of Class A common stock held by the Patrick F. Peck Trust, and (ii) 91,980 shares of Class A common stock issuable upon the exercise of options that may be exercised within 60 days. Mr. Peck shares investment and voting power over the shares held by the Patrick F. Peck Trust with his wife, Debra A. Peck.
     Mr. Rozanski beneficially owns an aggregate of 96,880 shares of Class A common stock held directly.
     Mr. Strickland may be deemed to beneficially own an aggregate of 359,840 shares of Class A common stock, including (i) 215,040 shares of Class A common stock held by the Samuel Strickland Revocable Trust, (ii) 70,820 shares of Class A common stock issuable upon conversion of an equal number of shares of Class C common stock that may be converted within 60 days, and (iii) 73,980 shares of Class A common stock issuable upon the exercise of options that may be exercised within 60 days. Mr. Strickland is the sole trustee of the Samuel Strickland Revocable Trust and has sole investment power and voting power over the shares held by the trust.

     (c) The Company issued 36,990 shares of Class A common stock to Mr. Howell upon his exercise of options on November 17, 2010 at an exercise price of $4.28 per share. Explorer Coinvest LLC acquired beneficial ownership over an additional 62,485 shares of Class A common stock as a result of the exercise of options by persons over whose shares Explorer Coinvest LLC holds a voting proxy on November 17, 2010.
     (d) Not applicable.
     (e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Stockholders Agreement
     In connection with the acquisition, on July 31, 2008, the Company, Explorer Coinvest LLC (“Coinvest”), certain members of the management of the Company and certain other stockholders of the Company entered into a stockholders agreement. Effective November 16, 2010, the Stockholders Agreement was amended and restated. The summary below of the Amended and Restated Stockholders Agreement, which we refer to as the Stockholders Agreement, is qualified by reference to the form of the Form of Amended and Restated Stockholders Agreement filed as Exhibit 99.2 hereto.
     Under the Stockholders Agreement, the number of directors on the Board of the Company is set at not less than least six directors and may be increased, by action of the Board, to not more than nine directors. Subject to certain conditions and restrictions, at least a majority of the nominees for election to the Board are to be designated by Coinvest, and at least two members of the Board must be fulltime employees of Booz Allen Hamilton and are to be designated by the Company’s Chief Executive Officer. Under the terms of the Stockholders Agreement, Coinvest and the Company’s executive officers are required to vote the voting shares over which they have voting control in favor of Coinvest’s and the Chief Executive Officers’ designees. At such time as Coinvest ceases to own at least 40% of the economic interests in the Company represented by its issued and outstanding common stock, Coinvest and the Company’s executive officers will use commercially reasonable efforts to amend the Board representation provisions of the Stockholders Agreement consistent with the reduced ownership position of Coinvest at that time.
     Under the terms of the Stockholders Agreement, Coinvest may compel each executive officer who is a party to the Stockholders Agreement to sell a certain number of securities issued by the Company in the event that Coinvest proposes to transfer securities issued by the Company to a third party purchaser. Notwithstanding the foregoing as well as certain other limited exceptions (including an exception for transfers occurring at least 180 days following an initial public offering), the Stockholders Agreement restricts the transfer of securities of the Company by non-Coinvest stockholders without the prior written approval of the Company. In addition, parties to the Stockholders Agreement will not be able to transfer shares of the Company’s common stock until 180 days after the consummation of the Company’s initial public offering without the Company’s approval and the Company has agreed not to release its stockholders prior to the expiration of the 180-day period without the consent of Morgan Stanley & Co. Incorporated and Barclays Capital Inc.
     Under the Stockholders Agreement, in the event of any sale of shares of Class B non-voting common stock or Class C restricted common stock pursuant to the exercise of bring-along rights by Coinvest, certain transfers following an initial public offering or pursuant to the exercise of registration rights (discussed below), such shares will be converted into shares of Class A common stock.
     Coinvest has registration rights under the Stockholders Agreement, with respect to shares of Class A common stock that it owns and, in certain circumstances, other stockholders the Company who are party to the Stockholders Agreement may have the right, subject to certain exceptions, to request that certain securities (including shares of Class A common stock held by such stockholders and shares of Class A common stock issuable upon exercise of options or upon conversion from Class B or Class C common stock) be registered. To the extent Coinvest acquires shares of Class B or Class C common stock or options exercisable for shares of Class A common stock, it would have registration rights with respect to the shares of Class A common stock issuable upon conversion or exercise thereof. The Company has agreed to indemnify the stockholders that are a party to the Stockholders Agreement and their affiliates from liabilities resulting from the registration of securities of the Company pursuant to the Stockholders Agreement.

     The Company has certain repurchase rights under the Stockholders Agreement with respect to Class A, Class B, Class C and Class E common stock and options issued to a management stockholder under the Company’s Equity Incentive Plan for up to nine months after the occurrence of certain events specified in the Stockholders Agreement. Similar repurchase rights exist for Class A, Class B, Class C and Class E common stock and options held by other stockholders of the Company who become employees, consultants or independent contractors for certain competitors of Booz Allen Hamilton.
     The Stockholders Agreement includes a waiver by management stockholders of certain rights to receive payments or other benefits that would constitute a “parachute payment” made in connection with a “change in ownership or control” of a corporation, within the meaning of Section 280G of the Internal Revenue Code of 1986, as amended (the “Code”), which could reasonably be expected to result in the imposition of an excise tax on the management stockholder under Section 4999 of the Code or in the loss of any income tax deductions by the Company or the person making such payment under Section 280G of the Code. This waiver does not apply in certain circumstances, including at such time as the Company has publicly traded securities and where the Company obtains the requisite stockholder approval of such payments or the unaffiliated directors determine the waiver should not apply.
     The Stockholders Agreement will terminate upon a sale or change of control of the Company or such time as more than 60% of the Company’s equity securities have been sold to the public.
Irrevocable Proxy and Tag-Along Agreements
     In connection with the amendment and restatement of the Stockholders Agreement, Coinvest made an unilateral offer to each individual stockholder that was a party to the original stockholders agreement to grant such stockholder a new pro rata tag-along right on certain transfers by Coinvest to third-party purchasers. In exchange for this tag-along right, Coinvest has received an irrevocable proxy from each stockholder who entered into such agreement, including each of the individual Reporting Persons, to vote such stockholders’ securities with respect to the election and removal of directors and to approve any company sale that has already been approved by the board of directors of the Company and the holders of a majority of its voting shares. This new tag-along right and proxy was granted pursuant to separate irrevocable proxy and tag-along agreements entered into between Coinvest and each such individual stockholder that became effective on November 16, 2010. These arrangements will terminate at such time as Coinvest ceases to own at least 25% of the economic interests in the Company represented by its issued and outstanding common stock or such time as more than 60% of the Company’s equity securities have been sold to the public. The summary above of the irrevocable proxy and tag-along agreements is qualified by reference to the form of the Form of Irrevocable Proxy and Tag-Along Agreement filed as Exhibit 99.3 hereto.
Equity Compensation Plan Awards
     The individual Reporting Persons hold awards of stock options and restricted Class C common stock granted by the Company under the Company’s Equity Incentive Plan and Officers’ Rollover Stock Plan. Options granted under the Officers’ Rollover Stock Plan vest based on continued service and are required to be exercised on specified dates. Restricted Class C common stock granted under the Company’s Officers’ Rollover Stock Plan vests based on continued service. A portion of the options granted under the Company’s Equity Incentive Plan vest based on continued service and the remainder vest based on achievement of EBITDA and cumulative cash flow performance goals. The summaries above are qualified in their entirety by reference to the plans and form of stock option agreements filed as Exhibits 99.4-8 hereto.
Item 7. Material to be Filed as Exhibits

Exhibit No.	Description
99.1	Joint Filing Agreement.

99.2	Form of Amended and Restatement Stockholders Agreement (incorporated by reference to Exhibit 4.3 to the Registration Statement on Form S-1 (File No. 333-167645) of Booz Allen Hamilton Holding Corporation).

99.3	Form of Irrevocable Proxy and Tag-Along Agreement (incorporated by reference to

Exhibit No.	Description
Exhibit 4.4 to the Registration Statement on Form S-1 (File No. 333-167645) of Booz Allen Hamilton Holding Corporation).

99.4	Amended and Restated Equity Incentive Plan of Booz Allen Hamilton Holding Corporation Agreement (incorporated by reference to Exhibit 10.7 to the Registration Statement on Form S-1 (File No. 333-167645) of Booz Allen Hamilton Holding Corporation).

99.5	Booz Allen Hamilton Holding Corporation Officers’ Rollover Stock Plan Agreement (incorporated by reference to Exhibit 10.8 to the Registration Statement on Form S-1 (File No. 333-167645) of Booz Allen Hamilton Holding Corporation).

99.6	Form of Booz Allen Hamilton Holding Corporation’s Rollover Stock Option Agreement (incorporated by reference to Exhibit 10.9 to the Registration Statement on Form S-1 (File No. 333-167645) of Booz Allen Hamilton Holding Corporation).

99.7	Form of Stock Option Agreement under the Equity Incentive Plan of Booz Allen Hamilton Holding Corporation Agreement (incorporated by reference to Exhibit 10.10 to the Registration Statement on Form S-1 (File No. 333-167645) of Booz Allen Hamilton Holding Corporation).

99.8	Form of Stock Option Agreement under the Equity Incentive Plan of Booz Allen Hamilton Holding Corporation Agreement (incorporated by reference to Exhibit 10.11 to the Registration Statement on Form S-1 (File No. 333-167645) of Booz Allen Hamilton Holding Corporation).

99.9	Power of Attorney.

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

EXPLORER COINVEST, LLC
By:	Carlyle Partners V US, L.P., as its Managing Member

By:	TC Group V US, L.P., as its General Partner

By:	TC Group V US, L.L.C., as its General Partner

By:	TC Group Investment Holdings, L.P., as its Managing Member

By:	TCG Holdings II, L.P., as its General Partner

By:	DBD Investors V, L.L.C., as its General Partner

By:	/s/ Daniel A. D’Aniello
	Name:	Daniel A. D’Aniello
	Title:	Managing Director

CARLYLE PARTNERS V US, L.P.
By:	TC Group V US, L.P., as its General Partner

By:	TC Group V US, L.L.C., as its General Partner

By:	TC Group Investment Holdings, L.P., as its Managing Member

By:	TCG Holdings II, L.P., as its General Partner

By:	DBD Investors V, L.L.C., as its General Partner

By:	/s/ Daniel A. D’Aniello
	Name:	Daniel A. D’Aniello
	Title:	Managing Director

TC GROUP V US, L.P.
By:	TC Group V US, L.L.C., as its General Partner

By:	TC Group Investment Holdings, L.P., as its Managing Member

By:	TCG Holdings II, L.P., as its General Partner

By:	DBD Investors V, L.L.C., as its General Partner

By:	/s/ Daniel A. D’Aniello
	Name:	Daniel A. D’Aniello
	Title:	Managing Director

TC GROUP V US, L.L.C.
By:	TC Group Investment Holdings, L.P., as its Managing Member

By:	TCG Holdings II, L.P., as its General Partner

By:	DBD Investors V, L.L.C., as its General Partner

By:	/s/ Daniel A. D’Aniello
	Name:	Daniel A. D’Aniello
	Title:	Managing Director

TC GROUP INVESTMENT HOLDINGS, L.P.
By:	TCG Holdings II, L.P., as its General Partner

By:	DBD Investors V, L.L.C., as its General Partner

By:	/s/ Daniel A. D’Aniello
	Name:	Daniel A. D’Aniello
	Title:	Managing Director

TCG HOLDINGS II, L.P.
By:	DBD Investors V, L.L.C., as its General Partner

By:	/s/ Daniel A. D’Aniello
	Name:	Daniel A. D’Aniello
	Title:	Managing Director

DBD INVESTORS V, L.L.C.
By:	/s/ Daniel A. D’Aniello
	Name:	Daniel A. D’Aniello
	Title:	Managing Director

*
Ralph W. Shrader

*
CG Appleby

*
Joseph E. Garner

*
Francis J. Henry, Jr.

*
Lloyd Howell, Jr.

*
Joseph Logue

*
Joseph W. Mahaffee

*
John D. Mayer

*
John M. McConnell

*
Robert S. Osborne

*
Patrick F. Peck

*
Horacio D. Rozanski

*
Samuel R. Strickland

*	The undersigned, by signing his name hereto, executes this Schedule pursuant to the Power of Attorney executed on behalf of the above-named entities and individuals and filed herewith.

By:	/s/ Terrence Kaden
Terrence Kaden
Attorney-in-Fact

INDEX TO EXHIBITS

Exhibit No.	Description
99.1	Joint Filing Agreement.

99.2	Form of Amended and Restatement Stockholders Agreement (incorporated by reference to Exhibit 4.3 to the Registration Statement on Form S-1 (File No. 333-167645) of Booz Allen Hamilton Holding Corporation).

99.3	Form of Irrevocable Proxy and Tag-Along Agreement (incorporated by reference to Exhibit 4.4 to the Registration Statement on Form S-1 (File No. 333-167645) of Booz Allen Hamilton Holding Corporation).

99.4	Amended and Restated Equity Incentive Plan of Booz Allen Hamilton Holding Corporation Agreement (incorporated by reference to Exhibit 10.7 to the Registration Statement on Form S-1 (File No. 333-167645) of Booz Allen Hamilton Holding Corporation).

99.5	Booz Allen Hamilton Holding Corporation Officers’ Rollover Stock Plan Agreement (incorporated by reference to Exhibit 10.8 to the Registration Statement on Form S-1 (File No. 333-167645) of Booz Allen Hamilton Holding Corporation).

99.6	Form of Booz Allen Hamilton Holding Corporation’s Rollover Stock Option Agreement (incorporated by reference to Exhibit 10.9 to the Registration Statement on Form S-1 (File No. 333-167645) of Booz Allen Hamilton Holding Corporation).

99.7	Form of Stock Option Agreement under the Equity Incentive Plan of Booz Allen Hamilton Holding Corporation Agreement (incorporated by reference to Exhibit 10.10 to the Registration Statement on Form S-1 (File No. 333-167645) of Booz Allen Hamilton Holding Corporation).

99.8	Form of Stock Option Agreement under the Equity Incentive Plan of Booz Allen Hamilton Holding Corporation Agreement (incorporated by reference to Exhibit 10.11 to the Registration Statement on Form S-1 (File No. 333-167645) of Booz Allen Hamilton Holding Corporation).

99.9	Power of Attorney.

Schedule A

Name	Title/Principal Occupation or Employment	Citizenship
William E. Conway, Jr.	Mr. Conway is a managing member of DBD Investors V, L.L.C. Mr. Conway is a Founder of The Carlyle Group,	United States of America

Daniel A. D’Aniello	Mr. D’Aniello is a managing member of DBD Investors V, L.L.C. Mr. D’Aniello is a Founder of The Carlyle Group.	United States of America

David M. Rubenstein	Mr. Rubenstein is a managing member of DBD Investors V, L.L.C. Mr. Rubenstein is a Founder of The Carlyle Group.	United States of America